SEC FILE #82-1852

Atlas south sea pearl

ABN 32 009 220 053

RECEIVED
2008 JUN -2 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29th May 2008

[redacted]

08002936

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

SUPPL

Dear Sir

RE: Results of AGM – Atlas South Sea Pearl Ltd

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

PROCESSED
JUN 02 2008
THOMSON REUTERS

Yours sincerely

SIMON ADAMS
Company Secretary

CRP03 AGM resolution Results May2808.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 0444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL [illegible]@atlassouthseapearl.com.au

Atlas South Sea Pearl Limited
Annual General Meeting

Proxy Summary
28 May 2008

1. Re-election of S J Arrow as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
5,388,018	16,205,837	6,150	421,283

The motion was not carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
5,388,018	16,266,393	420,776

2. Approval of a Dividend Reinvestment Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,407,855	190,000	2,150	421,283

The motion was carried on a show of hands as an ordinary resolution

3. Adoption of the Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,464,744	117,111	18,150	421,283

The motion was carried on a show of hands as an ordinary resolution.

END